RENN Global Entrepreneurs Fund, Inc.
For the Six-Months Period ending June 30, 2009

Exhibit to N-SAR

Matters Submitted for RENN Global Entrepreneurs Fund, Inc. Shareholder Votes

During the six-months period covered by this report, issues were presented to the shareholders for their vote at the Annual Meeting of Shareholders on May 15, 2009.

The record date for determination of shareholders entitled to vote was March 16, 2009. As of the record date there were outstanding 4,463,967 shares of the Company’s Common Stock, constituting all of the outstanding voting securities of the Company . Each such share was entitled to one vote,. At the Meeting the holders of 3,673,636, shares, or 82.3%, of the Company’s Common Stock were represented in person or by proxy, constituting a quorum.

The issues presented and the results of the voting thereon are as follows:

Issue One: Election of one Class Two Director. The nominee was Charles C. Pierce, Jr. for a 3-year term, and the number of votes received for his election constituted a plurality of the votes cast . The votes were as follows:

Nominee	Votes For		Votes Withheld
Charles C. Pierce, Jr.	3,461,817	(94.23%)	211,819	(5.77%)

The remaining Directors are:	Term Expires At Annual Meeting to be Held In
Peter Collins	2011
J. Philip McCormick	2011
Ernest C. Hill	2010
Russell Cleveland	2010

Issue Two: Ratification of the appointment of KBA Group LLP as the auditor of the Fund for the fiscal year ending December 31, 2009. The vote was as follows:

Votes For	Votes Against	Votes Against	Broker Non-Votes
3,505,678 (95.43%)	73,273 (1.99%)	94,685 (2.57%)	-

Issue Three: Withdrawal of the Company’s election to be treated as a business development company pursuant to Section 54(c) of the Investment Company Act of 1940, as amended, and to continue operations as a registered closed-end investment company, was as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
2,658,032 (71.85%)	104,237 (2.84%)	21,823 (0.59%)	907,690 (24.72%)

Issue Four: Amendment to the Company’s Restated Articles of Incorporation to change the name of the Fund from Renaissance Capital Growth & Income Fund III, Inc. to RENN Global Entrepreneurs Fund, Inc. The vote was as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
2,652,655 (72.24%)	89,682 (2.44%)	21,754 (0.59%)	907,691 (24.72)

Board Approval of the Investment Advisory Contract.

At the Board meeting held February 18, 2009, the Board reviewed the Investment Advisory Agreement entered into with RENN Capital Group, Inc. In conjunction with that review members of the Board saw that the quarterly rate of 0.4375% for the Adviser’s Management Fee was at or below other closed-end funds of similar engagement. Members of the Board also reviewed the costs incurred by the Adviser on the Fund’s behalf. The expense ratio of approximately 4.85% was mainly attributable to the Fund’s having shrunk significantly. Also, significant legal expenses were incurred this past year for submission of the special shareholder issues and revision of procedures and training for rules newly applicable to the Fund. Upon close examination it was concluded that the expenses were properly managed. In addition, the members of the Board noted that the Adviser expects a reduction in legal fees after the transition from a BDC to a registered fund is complete. The Adviser’s performance was compared to similar closed-end funds, and it was found to be acceptable. Based on these factors and a confidence in the Adviser’s guidance toward global endeavors, the members of the Board found it desirable to recommend renewal of the Investment Advisory Agreement with RENN Capital Group, Inc., and following shareholder approval on May 15, 2009, the Board did renew the Advisory Agreement for another one-year term.

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